RECEIVED

2005 MAY 17 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360




05008131

May 13, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Sale of Lab Equipment to a Subsidiary)should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

PROCESSED
MAY 23 2005
THOMSON FINANCIAL

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG

ELECTRONICS

May 10, 2005

Sale of Lab Equipment to a Subsidiary

On May 9, 2005, the management committee authorized to sell laboratory equipment such as server and computer to Samsung India Software Operations Pvt. Ltd. (overseas subsidiary).

Details

- Transaction amount: KRW 5,104,080,000 (USD 5,100,000)
- Purpose: To provide Samsung India Software Operations with lab equipment it needs for its laboratory.


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

May 13, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Equity Investment in a Subsidiary)should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG

ELECTRONICS

May 10, 2005

Equity Investment in a Subsidiary

On May 9, 2005, the management committee authorized to make an equity investment in Samsung India Software Operations Pvt. Ltd. through purchasing newly issued 30,778,500 common shares of the subsidiary.

Details

- Investee: Samsung India Software Operations Pvt. Ltd. (overseas subsidiary)
- Investment amount: KRW 7,105,680,000 (USD 7,100,000)
  (30,778,500 common shares)

※ The number of shares to be purchased is subject to change depending on the exchange rate at the time of the investment payment.